Megalith Financial Acquisition Corp.

535 5th Avenue, 29th Floor

New York, NY 10017

December 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attn: J. Nolan McWilliams and John Dana Brown

Re:	Megalith Financial Acquisition Corp.
Registration Statement on Form S-4, as amended File No. 333-249815

Dear Messrs. McWilliams and Brown:

Pursuant to Rule 461 of the rules and regulations promulgated under the under the Securities Act of 1933, as amended, Megalith Financial Acquisition Corp. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Standard Time on December 11, 2020, or as soon as practicable thereafter.

Very truly yours,

/s/ A.J. Dunklau
Name:	A.J. Dunklau
Title:	Chief Executive Officer